 June 12, 2014

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Attention:  Russell Mancuso

Re:      Woodward, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed November 14, 2013

Response dated May 1, 2014

Form 10-Q for the Fiscal Quarter Ended March 31, 2014

Filed April 23, 2014
File No. 000-08408

Ladies and Gentlemen:

Set forth below are the responses of Woodward, Inc. (“Woodward,” the “Company,” “we,” “us,” or “our”) to the comments of the staff of the Division of Corporation Finance (the “Staff”), contained in your letter dated May  30, 2014, with respect to the Annual Report on Form 10-K for the fiscal year ended September 30, 2013, filed November 14, 2013 and the Form 10-Q for the fiscal quarter ended March 31, 2014, filed April 23, 2014.  For your reference, we have repeated below in italics the Staff’s comments immediately prior to the responses.

Form 10-K for the Fiscal Year Ended September 30, 2013

1.  We will continue our review of your response to prior comment 5 after you file the amendment mentioned in that response.

Response:

In response to the Staff’s comment 1 above, we filed an amended Form 10-K for the fiscal year ended September 30, 2013 on June 12, 2014 to incorporate by reference to our proxy statement filed with the Commission on December 13, 2013 the disclosure required by Regulation S-K Item 402(b) .

Form 10-Q for the Fiscal Quarter Ended March 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

2.  Please tell us how you have ensured that your disclosure in this section provides all information required by Regulation S-K Item 303 regarding trends and uncertainties that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations, and known events that will cause a material change in the relationship between costs and revenues. In your response, please address incentive compensation among any other relevant items.

Response:

In order to ensure that our disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) provide all information required by Regulation S-K Item 303 regarding trends and uncertainties, we have put in place various processes related to review of our results of operations and expectations regarding future results.  Those individuals at Woodward who are responsible for preparation and review of our MD&A, including the Company’s obligations to comply with Regulation S-K Item 303, are fully engaged in these processes.  Those individuals include our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), General Counsel, Corporate Controller, Director of Investor Relations, and Manager of SEC Reporting.  The most significant of these processes are:

•

Forecast Reviews – We have a robust forecasting process.  An annual forecast is prepared prior to the beginning of the upcoming fiscal year.  The forecast is then updated quarterly, starting with the second quarter, to include actual year-to-date results combined with updated forecasted results for the balance of that fiscal year.  Changes in conditions (including market, industry and business trends and uncertainties), anticipated sales, margins, cost structure, as well as previously unanticipated expenses, are highlighted in the reviews of these forecasts.    With respect to the Staff’s question regarding incentive compensation, changes to the amount of incentive compensation expected to be earned during the fiscal year are reviewed, and appropriate updates are made to the forecasts to reflect any favorable or unfavorable changes to this expense.

•

Market Meetings – At the end of each fiscal quarter, we hold market meetings, for our Aerospace and Energy reportable segments.  Macroeconomic market conditions and/or customer specific trends and uncertainties are reviewed by reportable segment and, if applicable, at a product line or sub-market level.

•

Disclosure Committee Meetings – At the end of each fiscal quarter, we hold at least two meetings of the Quarterly and Annual Disclosure Committee to review site (or plant) level and operating segment management representation letters, Sarbanes-Oxley control certifications, legal updates and letters related thereto, including pending or threatened claims, and other information associated with the assessment of matters relevant to Woodward’s overall control environment and required disclosures, including trends and uncertainties within the businesses.  A comprehensive report, including a summary memo, is prepared and reviewed with the CEO and CFO.

•

Monthly and Quarterly Results Review Meetings – On a monthly and quarterly basis, the Company’s operating results are reviewed with various levels of management.  Reviews focus on operating results compared to the then most current forecast for each of our operating segments, as well as for Woodward as a whole.  During these meetings, trends and uncertainties with respect to operating results or unexpected increases or decreases in sales or in costs may be identified.  During these meetings, we also review and evaluate the differences in our operating results between periods year over year.  With respect to the Staff’s question regarding incentive compensation, if the current operating results, combined with the forecast for the balance of the fiscal year, are significantly different from what was anticipated in the most recent forecast, we evaluate whether more or less incentive compensation than previously expected should be accrued, and we adjust accordingly.

•

Additional key business processes and cadence reviews – We have multiple additional key business processes that provide ongoing insight to trends and uncertainties, the results of which are integrated into the above processes and reviews.

o

CEO monthly staff meetings – On an ongoing basis, the CEO reviews results and expectations with his staff, including each of the operating segments’ Presidents and each Company officer leading a global support function (Finance, Supply Chain, Legal, Human Resources, Information Technology).  The monthly staff meetings occur on a group level as well as an individual level with each President.

o

Enterprise Risk Management – Woodward maintains a comprehensive list of enterprise-wide key risks to the organization and to stockholder value.  On an annual basis, the CEO and executive staff review and refine the enterprise-wide risks.  Each operating segment and global support function identifies and refines a list of corresponding and/or subordinate risks to those key risks.  Each such risk is rated according to its impact, probability and velocity.  Steps to monitor and mitigate each risk are compiled and reported as appropriate, including to the Company’s executive management.

o

Product Life Cycle process (“PLC”) – Our PLC is an enterprise-wide process to evaluate significant business opportunities from idea conception to obsolescence.  This process helps ensure proper identification of risks and uncertainties with respect to those opportunities.

o

Strategic Planning – On an annual basis, we update our strategic plan in alignment with our five year vision.  From the updated strategic plan, we establish top level priorities for the fiscal year and cascade those priorities throughout the organization through our alignment grid process.  These priorities are measured and reviewed on an ongoing basis to identify progress, risks and uncertainties.

•

Drafting, Review and Approval Process – During the drafting, review and approval process for our reports on Forms 10-Q / 10-K (including our MD&A), our earnings releases, and content for our earnings calls, management considers the information it learned through the above meetings and processes.  Utilizing such information, management ensures that items required to be disclosed under Regulation S-K Item 303 are indeed disclosed in our MD&A.

Based on the process described above, management concluded that during the quarter ended March 31, 2014 it was sufficiently aware of, and properly disclosed in our MD&A, any trends and uncertainties that were reasonably expected at the time of our disclosure to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations, as well as any events that were known to cause a material change in the relationship between costs and revenues.

* * * * *

In connection with its response to the Staff’s comment letter, Woodward acknowledges that:

•	Woodward is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Woodward may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (970) 498-3112 should you wish to discuss the matters addressed above or other issues relating to the subject Forms 10-K or 10-Q.   Thank you for your attention to this matter.

Very truly yours,

/s/ Robert F. Weber, Jr.
Robert F. Weber, Jr. Vice Chairman, Chief Financial Officer and Treasurer

cc:	A. Christopher Fawzy
Corporate Vice President and General Counsel
Woodward, Inc.

Scott Ward
Deloitte & Touche LLP